Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Syneos Health, Inc. 2018 Equity Incentive Plan and the Syneos Health Inc. 2016 Employee Stock Purchase Plan (as amended and restated) of our report dated February 24, 2016 (except for the effects of the operating segments changes discussed in Note 1 and Note 14 and the changes to the net service revenues by geographic location as discussed in Note 15 as to which the date is February 28, 2018), with respect to the consolidated financial statements of Syneos Health, Inc. (formerly INC Research Holdings, Inc.) for the year ended December 31, 2015 included in its Annual Report (Form 10-K) for the year ended December 31, 2017 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

June 6, 2018